RAINSHINE GLOBAL INC.
STOCKHOLDERS' AGREEMENT

THIS STOCKHOLDERS' AGREEMENT (this "**Agreement**") is made and entered into as of this __ day of March, 2021 (the "**Effective Date**") by and among Rainshine Global Inc., a Delaware corporation (the "**Company**"), those certain holders of the Series A Preferred Stock listed on Schedule A and any subsequent holders who become parties hereto as "Investors" pursuant to Section 6.1 or 6.2 and listed on Schedule A (the "**Investors**") and those certain holders of the Company's Common Stock listed on Schedule B and any subsequent holders who become parties hereto as "Common Stockholders" pursuant to Section 6.1 or 6.2 and listed on Schedule B (the "**Common Stockholders**" and together with the Investors, the "**Stockholders**"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Exhibit A attached hereto.

RECITALS

WHEREAS, the Company was formed in the State of Delaware on October 26, 2020;

WHEREAS, pursuant to a Subscription Agreement between the Company and Saahil Bhargava ("**Bhargava**"), Bhargava subscribed for and received ten (10) shares of Common Stock;

WHEREAS, the Company amended and restated the Certificate authorizing the Company to issue, in addition to Common Stock, Series A Preferred Stock;

WHEREAS, the Company, Rainshine Entertainment Private Limited ("**Rainshine India**"), and certain of the Investors entered into a Share Swap Agreement, pursuant to which such Investors contributed all of their shares of Rainshine India to the Company, in exchange for Shares as more particularly described therein; and

WHEREAS, the Stockholders and the Company desire to enter into this Agreement to specify the rights, privileges and obligations of the Stockholders, each as more particularly described herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Voting Provisions Regarding Board of Directors; Amendments to the Certificate.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the board of directors of the Company (the "**Board**") shall be up to seven (7) directors.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at

each annual or special meeting of stockholders of the Company at which an election of directors is held or pursuant to any written consent of the stockholders of the Company:

(a) one (1) director appointed by Viraj Mehta ("**Mehta**") (for so long as Mehta holds greater than twenty-five percent (25%) of the issued and outstanding Series A Preferred Stock, who initially shall be Neeraj Bhargava;

(b) one (1) director appointed by Bhargava, who initially shall be Kishore Mirchandani;

(c) four (4) directors appointed by all Stockholders, voting together as a single class, who initially shall be David Harrover Johnson, Michael John Montgomery, Arun Sarin and Anuraag Srivastava;

(d) one (1) director who is simultaneously the Company's chief executive officer (the "**CEO Director**"), who initially shall be Bhargava; and

(e) to the extent that any of clauses (a) through (d) shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders entitled to vote thereon in accordance with, and pursuant to, the Company's Certificate.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified in Section 1.2, each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Section 1.2 or Section 1.3 may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 or Section 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of the party or parties entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (a) not to designate or participate in the designation of any director designee to whom, to such Person's knowledge, any of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each a "**Disqualification Event**") applies except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) applies; and (b) in the event such Person becomes aware that a Disqualification Event becomes applicable to any individual previously designated by such Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable (a "**Disqualified Designee**"), such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

1.7 Matters Requiring CEO Director Approval. The Board shall not have authority to cause the Company to, and the Company shall not, engage in the following transactions without first obtaining the affirmative vote or written consent of the CEO Director:

(a) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any Capital Stock or (ii) increase the authorized number of shares of any class or series of Capital Stock;

(b) the sale, exchange or other disposition of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12) month period;

(c) the merger or consolidation of the Company with another Person wherein the holders of Shares do not hold at least a majority of the voting power of the entity surviving such merger;

(d) any substantial alteration in the nature of the Business, any material change in the organization of the Company, or the manner in which the Business is carried on, or the cessation of the Business or the carrying on of the Business on any materially reduced scale, and any act which would make it impossible to carry on the Business;

(e) the conversion, dissolution or winding up of the Company;

(f) enter into any agreements with the Company's creditors (excluding trade creditors);

(g) initiate any bankruptcy, insolvency, receivership, dissolution, liquidation or winding-up proceedings or any analogous proceedings in any jurisdiction in respect of the Company;

(h) appoint, re-appoint, remove, fix or change the terms of remuneration of (i) the Company's officers, except for the chief executive officer, or (ii) the Company's directors, except for the CEO Director;

(i) incur capital expenditures on any single item in excess of One Hundred Twenty-Five Thousand Dollars ($125,000) in any fiscal year, or incur operating expenditures on any single item in excess of One Hundred Twenty-Five Thousand Dollars ($125,000) in any fiscal year;

(j) incur any indebtedness on behalf of the Company or grant a security interest for or guarantee the debts of any Person other than the Company;

(k) create a subsidiary or joint venture of the Company;

(l) declare or pay dividends in cash or in kind, including through any other arrangement;

(m) amend the Certificate or the Bylaws of the Company, including changes to the rights attached to any category of Shares;

(n) amend the Option Agreement;

(o) any other transaction described in this Agreement as requiring the vote, consent, or approval of the CEO Director; and

(p) delegate powers or enter into any definitive agreement in relation to any of the foregoing items set forth in this Section 1.7.

1.8 CEO / CEO Director Approval. The Board shall not have authority to cause the Company to, and the Company shall not, appoint, re-appoint, remove, fix or change the terms of remuneration of the Company's chief executive officer or the CEO Director without first obtaining the affirmative vote or written consent of all directors of the Board, except for the CEO Director, and the affirmative vote or written consent of the Stockholders holding at least seventy-five percent (75%) of the issued and outstanding Capital Stock.

1.9 No Encumbrance of Capital Stock. In no event may any Stockholder at any time mortgage, encumber, place a lien upon, or pledge as collateral any of his, her or its Capital Stock without the prior written consent of the Board, except as expressly permitted under this Agreement.

1.10 Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that

there will be sufficient shares of Common Stock available for conversion of all of the shares of Series A Preferred Stock outstanding at any given time.

2. Rights of First Refusal and Co-Sale.

2.1 Right of First Refusal.

(a) Grant. Subject to the last sentence of Section 2.1(b) and to the terms of Section 2.4, Section 2.6 and Section 2.7, each Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Stockholder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Stockholder proposing to make a Proposed Stockholder Transfer must deliver a Proposed Transfer Notice to the Company and each Key Investor not later than sixty (60) days prior to the consummation of such Proposed Stockholder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Stockholder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Stockholder Transfer. To exercise its Right of First Refusal under this Section 2.1(b), the Company must deliver a Company Notice to the selling Stockholder within thirty (30) days after delivery of the Proposed Transfer Notice.

(c) Grant of Secondary Refusal Right to Key Investors. Subject to the terms of Section 2.4 and Section 2.6, each Stockholder hereby unconditionally and irrevocably grants to the Key Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Stockholder Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to each Key Investor to that effect no later than thirty (30) days after the selling Stockholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Key Investor must deliver a Key Investor Notice to the selling Stockholder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Key Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 2.1(c) (the "**Key Investor Notice Period**"), then the Company shall, immediately after the expiration of the Key Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Key Investors who fully exercised their Secondary Refusal Right within the Key Investor Notice Period (the "**Exercising Key Investors**"). Each Exercising Key Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Key Investor must deliver an Undersubscription Notice to the selling

Stockholder and the Company within ten (10) days after the expiration of the Key Investor Notice Period. In the event there are two (2) or more such Exercising Key Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Key Investors pro rata based on the number of shares of Transfer Stock such Exercising Key Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Key Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Key Investors, the Company shall immediately notify all of the Exercising Key Investors and the selling Stockholder of that fact, and, for information purposes only, shall forward a copy of such notice to the RSI Holders. Additionally, for information purposes only and as soon as reasonably practicable, the Company shall also forward copies of its Company Undersubscription Notice and the Undersubscription Notices received from the Exercising Key Holders to the RSI Holders.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Key Investors have agreed to purchase in the Company Notice, Key Investor Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the Company and the Key Investors shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Stockholder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Section 2.2 and Section 6.2; and (ii) any future Proposed Stockholder Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Key Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Key Investor may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Key Investors shall take place, and all payments from the Company and the Key Investors shall have been delivered to the selling Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Stockholder Transfer; and (ii) sixty (60) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Stockholder Transfer is not purchased pursuant to Section 2.1 and thereafter is to be sold to a Prospective Transferee, each respective Key Investor and RSI Holder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Stockholder Transfer as set forth in Section 2.2(b) and, subject to Section 2.2(d) and the Option Agreement, as applicable, otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Key

Investor and the Company (on behalf of the participating RSI Holders after giving effect to the provisions of the Option Agreement) who desires to exercise its Right of Co-Sale (each, a "**Participating Key Investor**") must give the selling Stockholder written notice to that effect within ten (10) days after the deadline for delivery of the Undersubscription Notice described above, and upon giving such notice such Participating Key Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Key Investor may include in the Proposed Stockholder Transfer all or any part of such Participating Key Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Stockholder Transfer by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Key Investor immediately before consummation of the Proposed Stockholder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Key Investors immediately prior to the consummation of the Proposed Stockholder Transfer, plus the number of shares of Transfer Stock held by the selling Stockholder, treating for this purpose any shares of Series A Preferred Stock to be issued by the Company on behalf of any RSI Holder as Capital Stock owned by such Participating Key Investor. To the extent one (1) or more of the Participating Key Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Stockholder may sell in the Proposed Stockholder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Key Investors and the selling Stockholder agree that the terms and conditions of any Proposed Stockholder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Key Investors and the selling Stockholder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration. The aggregate consideration payable to the Participating Key Investors and the selling Stockholder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Key Investor and the selling Stockholder as provided in Section 2.2(b); provided, that if a Participating Key Investor wishes to sell Series A Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Series A Preferred Stock into Common Stock.

(e) Purchase by Selling Stockholder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Key Investor or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Key Investors, no Stockholder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Stockholder purchases all securities subject to the Right of Co-Sale from such Participating Key Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d). In connection with such purchase by the selling Stockholder, such Participating Key

Investor shall deliver to the selling Stockholder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Stockholder (or request that the Company effect such transfer in the name of the selling Stockholder). Any such shares transferred to the selling Stockholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Stockholder shall concurrently therewith remit or direct payment to each such Participating Key Investor the portion of the aggregate consideration to which each such Participating Key Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Stockholder Transfer is not consummated within one hundred twenty (120) days after receipt of the Proposed Transfer Notice by the Company, the Stockholder proposing the Proposed Stockholder Transfer may not sell any Transfer Stock without first complying in full with each provision of this Section 2. The exercise or election not to exercise any right by any Key Investor or RSI Holder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Stockholder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Stockholder becomes obligated to sell any Transfer Stock to the Company or any Key Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Key Investor may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Key Investor (or request that the Company effect such transfer in the name of a Key Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Stockholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Key Investor and RSI Holder who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Stockholder to, and such Stockholder shall, purchase from such Key Investor or RSI Holder the type and number of shares of Capital Stock that such Key Investor or RSI Holder would have been entitled to sell or cause to be sold to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same

terms, including, without limitation, as provided in Section 2.2(d), and subject to the same conditions as would have applied had the Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Key Investor or RSI Holder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Stockholders shall also reimburse each Key Investor or RSI Holder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of such Key Investor's or RSI Holder's rights under Section 2.2.

2.4 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 and Section 2.2 shall not apply:

(a) in the case of a Stockholder that is an entity, upon a transfer of Transfer Stock by such Stockholder to its stockholders, members, partners or other equity holders, or pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of such Stockholder, or pursuant to a sale of all or substantially all of the assets of such Stockholder, so long as such transferee is not, in the reasonable judgment of the Board, a competitor of the Company;

(b) to a repurchase of Transfer Stock from a Stockholder by the Company;

(c) to a transfer of Transfer Stock from a Stockholder to Bhargava;

(d) to a transfer of Transfer Stock from a Stockholder to an Affiliate of such Stockholder; or

(e) in the case of a Stockholder that is a natural person, upon a transfer of Transfer Stock by such Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), any other direct lineal descendant of such Stockholder (or his or her spouse), or father, mother, brother or sister of such Stockholder (all of the foregoing collectively referred to as "**Family Members**"), or any other Person approved by unanimous consent of the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Stockholder or any such Family Members;

provided, that in the case of clauses (a), (b), (c), (d) or (e), the Stockholder shall deliver prior written notice to the Company of such pledge, gift or transfer (unless such transferee is the Company) and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee (unless such transferee is the Company or a current Stockholder) shall, as a condition to such issuance, deliver an Adoption Agreement substantially in the form attached hereto as Exhibit B as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the transferee), including the obligations of a Stockholder with respect to Proposed Stockholder Transfers of such Transfer Stock pursuant to this Section 2.

2.5 Right of First Offer. Subject to the terms and conditions of this Section 2.5 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to (i) Mehta, for so long as Mehta holds at least fifteen percent (15%) of the issued and outstanding Capital Stock, (ii) each Investor for so long as such Investor holds at least fifteen percent (15%) of the issued and outstanding Capital Stock, and (iii) Bhargava (collectively, the "**ROFO Holders**").

(a) The Company shall give notice (the "**Offer Notice**") to each ROFO Holder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each ROFO Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Capital Stock then held by such ROFO Holder bears to the total Capital Stock. At the expiration of such twenty (20) day period, the Company shall promptly notify each ROFO Holder that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising ROFO Holder**") of any other ROFO Holder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising ROFO Holder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which ROFO Holders were entitled to subscribe but that were not subscribed for by ROFO Holders which is equal to the proportion that the Capital Stock then held by such Fully Exercising ROFO Holder bears to the Capital Stock then held by all Fully Exercising ROFO Holders who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 2.5(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 2.5(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 2.5(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 2.5(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the ROFO Holders in accordance with this Section 2.5.

(d) Notwithstanding any provision hereof to the contrary, in lieu of complying with the above provisions of this Section 2.5, the Company may elect to give notice to the ROFO Holders within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each ROFO Holder shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such ROFO Holder, maintain such ROFO Holder's percentage-ownership position, calculated as set forth in Section 2.5(b) before giving effect to the issuance of such New Securities.

(e) Notwithstanding and in addition to the above provisions of this Section 2.5, by notification to the Company within twenty (20) days after the Offer Notice is given, Bhargava may elect to purchase or otherwise acquire up to twenty percent (20%) of the New Securities, at the price and on the terms specified in the Offer Notice (the "**Special ROFO Right**"). The Special ROFO Right will expire at the end of such twenty (20) day period. Bhargava may assign the Special ROFO Right to Bhargava's Family Members or Affiliates thereof.

2.6 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 2 shall not apply to the sale of any Transfer Stock or New Securities upon the date securities of the corporation are first offered to the public pursuant to a registration filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act.

2.7 Restriction on Transfer. Notwithstanding the above provisions of Section 2, the Shares shall not be sold, pledged, or otherwise transferred to a Competing Entity, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except with the unanimous, prior written consent of the Board.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" means (a) a Deemed Liquidation Event, or (b) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company Capital Stock representing at least the Requisite Interest in the Company (a "**Stock Sale**").

3.2 Actions to be Taken. In the event that the Stockholders holding at least the Requisite Interest (the "**Electing Holders**") and the majority of the Board, including the CEO Director, approve a Sale of the Company in writing, then each Stockholder hereby agrees:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Company's Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of Capital Stock beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Capital Stock and on the same terms and conditions as the Electing Holders;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 3.2, including without limitation executing and delivering instruments of conveyance and

transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, stock transfer powers (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, except as provided in this Agreement, any Capital Stock of the Company owned by such party in a voting trust or subject any Capital Stock to any arrangement or agreement with respect to the voting of such Capital Stock, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; and

(f) if the consideration to be paid in exchange for the Capital Stock pursuant to such Sale of the Company includes any securities and due receipt thereof by any Stockholders would require under applicable law (i) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Capital Stock which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Capital Stock.

3.3 Forced Sale of the Company. In the event that a Sale of the Company does not occur by December 31, 2025, the Investors holding at least sixty-six and two-thirds percent (66.67%) of the issued and outstanding Series A Preferred Stock shall have the right, at their sole discretion, to require the Company to effect a sale of the Capital Stock of the Company to a third-party purchaser no later than December 31, 2026. Upon notice from such Investors, the Board shall initiate a sale of up to all the Capital Stock of the Company by appointing an investment banking firm to initiate such sale, jointly market the Capital Stock of the Company and identify the third-party purchaser(s) willing to purchase up to all the Capital Stock of the Company, subject to the terms of such sale being acceptable to the Investors holding at least sixty-six and two-thirds percent (66.67%) of the issued and outstanding Series A Preferred Stock. Other than representations and warranties relating to or in respect of: (a) the title of the respective Stockholders to the Capital Stock (including any tax related representations and warranties associated with the Capital Stock); and (b) the ability, authority and validity of the respective Stockholder to sell and enter into such transaction for sale of Capital Stock, the Stockholders shall not be required to make any representations or warranties or provide any indemnity to the third party purchaser(s) of the Capital Stock.

4. Other Covenants.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include,

without limitation, the use of the Company's best efforts to cause the nomination and election of the directors of the Board as provided in this Agreement.

4.2 Information Rights. The Company shall furnish to each Investor holding five percent (5%) or more of the issued and outstanding Capital Stock (each, a "**Qualified Stockholder**"), as soon as available, and in any event within one hundred eighty (180) days after the end of each fiscal year, audited consolidated balance sheets of the Company and any its subsidiaries as at the end of each such fiscal year and audited consolidated statements of income, cash flows and stockholders' equity for such fiscal year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Board, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company and its subsidiaries as of the dates thereof and the results of their operations and changes in their cash flows and stockholders' equity for the periods covered thereby.

4.3 Inspection Rights. Upon reasonable notice from a Key Investor, the Company shall, and shall cause its directors, officers and employees to, afford each Qualified Stockholder reasonable access during normal business hours to (i) the Company's properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the Company, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with stockholders, and to permit each Qualified Stockholder to examine such documents and make copies thereof, and (iii) the Company's officers, senior employees and public accountants, and to afford each Qualified Stockholder the opportunity to discuss and advise on the affairs, finances and accounts of the Company with their officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Stockholder such affairs, finances and accounts).

4.4 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any State having subject matter jurisdiction.

4.5 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative

4.6. Rainshine Entertainment Option Agreement. Each Stockholder acknowledges that (a) the Company is party to that certain Option Agreement (the "**Option Agreement**"), by and among the Company, Rainshine Entertainment Private Limited ("**RSI**") and the seller parties thereto (collectively, the "**RSI Sellers**"), which, among other things, imposes certain restrictions on the Company's ability to issue dividends or engage in certain other transactions, all as more particularly described therein, (b) that such Stockholder has received a copy of the Option Agreement and has had the opportunity to review and discuss it

with the Company, and (c) that such Stockholder will not take any actions to circumvent or frustrate the purpose of the Option Agreement and shall take all such actions, including casting affirmative votes, to give full effect to the provisions of the Option Agreement.

5. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate; provided, that the provisions of Section 3 will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 6.8.

6. Miscellaneous.

6.1 Additional Parties. In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of Capital Stock to such Person, then, the Company may cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit B, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

6.2 Transfers. Each transferee or assignee of any Capital Stock subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such Transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit B. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be Stockholder, unless such Transfer was effected by a Key Investor, in which case such transferee may, at the election of such Key Investor, be deemed a Key Investor. The Company shall not permit the transfer of the Capital Stock subject to this Agreement on its books or issue a new certificate representing any such Capital Stock unless and until such transferee shall have complied with the terms of this Section 6.2. Each certificate instrument, or book entry representing the Capital Stock subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 6.12.

6.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

6.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.7.

6.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof, including without limitation the provisions of Section 1.7, Section 2.1, Section 2.2 and Section 2.5, may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the CEO Director, and (c) the affirmative vote or written consent of the Stockholders holding at least seventy-five percent (75%) of the issued and outstanding Capital Stock; provided, that Schedule A and Schedule B hereto may be amended by the Company from time to time to reflect changes to the Stockholders in accordance with the terms and conditions of this Agreement without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Section 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Section 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching

or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A STOCKHOLDERS' AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT STOCKHOLDERS' AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 6.12. All references to a number of shares of a series or class of

Capital Stock shall automatically be adjusted to reflect any stock split, stock dividend, recapitalization, reorganization, or the like occurring after the date hereof.

6.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16 Dispute Resolution. Each Stockholder hereby (a) consents to the exclusive jurisdiction of the Court of Chancery in the State of Delaware, in any action on a claim between or among any of the Company, the directors of the Company, or the Stockholders arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, (b) agrees not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state or federal courts sitting in the Court of Chancery in the State of Delaware, and (c) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.17 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.19 Counsel to the Company. Each Stockholder acknowledges that any counsel to the Company does not represent any Stockholder in his, her or its capacity as a Stockholder absent of a clear and explicit written agreement to such effect between the Stockholder and such counsel with respect to this Agreement, and that in the absence of any such agreement such counsel shall owe no duties directly to a Stockholder.

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